                                                Exhibit 99.3

Docebo Reports Second Quarter 2022 Results
Consistent Execution and Revenue Growth Drive Positive Free Cash Flow

TORONTO, ONTARIO - August 11, 2022 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite, today announced financial results for the three and six months ended June 30, 2022. All amounts are expressed in US dollars unless otherwise stated.

“Our consistent execution enabled us to deliver strong ARR and revenue growth with positive free cash flow in the face of a macro-economic environment that saw enterprise sales cycles stretch as the June quarter came to a close,” said Claudio Erba, CEO and Founder of Docebo. “As organizations prioritize learning and training in this economic environment, Docebo is ideally positioned to help consolidate their tech stack by delivering external and internal learning at scale in a federated environment. With our long-term secular growth drivers intact, we believe our investments will continue to drive the success of our balanced growth strategy.”

Second Quarter 2022 Financial Highlights
•Revenue of $34.9 million, an increase of 36% from the comparative period in the prior year
•Revenue increased by 47% excluding a one-time cumulative catch up in the second quarter of 2021 of $1.1 million relating to a customer contract that previously did not meet all requirements for revenue recognition (the “Q2 2021 Catch Up”) and after adjusting for the negative impact of approximately 4.5 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Subscription revenue of $31.9 million, representing 91% of total revenue, and an increase of 35% from the comparative period in the prior year
•Subscription revenue increased by 46% excluding the Q2 2021 Catch Up and after adjusting for the negative impact of approximately 5 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Gross profit of $28.0 million, an increase of 37% from the comparative period in the prior year, or 80% of revenue, consistent with the comparative period in the prior year
•Net income of $2.1 million, or $0.06 per share, compared to net loss of $7.2 million, or $0.22 per share for the comparative period in the prior year
•Annual Recurring Revenue1 as at June 30, 2022 of $138.2 million, an increase of $44.8 million from $93.4 million at the end of the second quarter of 2021, or an increase of 48%
•Annual Recurring Revenue grew 51% adjusting for the negative impact of approximately 3 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies in the second quarter of 2021
•Adjusted EBITDA1 loss of $0.3 million compared to adjusted EBITDA loss of $2.0 million for the comparative period in the prior year
•Positive cash flow generated from operating activities of $1.1 million, compared to negative $0.6 million for the comparative period in the prior year
•Free cash flow1 of positive $0.9 million compared to negative $0.8 million for the comparative period in the prior year

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Second Quarter 2022 Business Highlights
•Docebo is now used by 3,106 customers, an increase from 2,485 customers at the end of June 30, 2021.
•Strong growth in Average Contract Value2, calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $37,569 as at June 30, 2021 to $44,495 as at June 30, 2022.
•Notable new logo wins include Docebo being chosen to replace Chipotle's existing LMS with the goal of offering immersive learning and development opportunities and upskilling employees for future roles within the company.
•New customer British United Provident Association Limited, more widely known as Bupa, an international healthcare service company serving over 38 million customers worldwide, committed to implementing a one click digital environment for their employees, chose Docebo's full suite offering for its innovative design and easy to visualize analytics provided to various stakeholders.
•Continued to scale our relationship with Amazon Web Services (AWS) with the launch of AWS Skills Builder Subscriptions which is powered by Docebo, as well as the launch of our newly created extended enterprise support offering.
•Eurofins Scientific is a group of international life sciences companies which provide a unique range of analytical testing services to clients across multiple industries. They chose Docebo to address their Onboarding, Compliance, Professional Development, Management Training, and Sales Enablement needs based on Docebo's simple to use design and ability to efficiently connect to the third party systems they are using.
•Seven Hills Foundation offers a continuum of support and services to caregivers who support more than 28,000 children and adults through 14 Affiliate organizations. As part of their Technology Innovation initiative, they chose Docebo for the solution's ability to enhance employee engagement, productivity and retention while connecting to improved content libraries.
•Leading Real Estate Companies of The World (LeadingRE) is the home of the world's market-leading independent residential brokerages in over 70 countries, with 550 firms and 136,000 sales associates producing 1.2 million global transactions. Docebo's ability to handle multiple audiences, both internal and external were key in the firm's selection of Docebo Learn to address their onboarding and compliance training requirements.
•Genuine Parts Company, the parent company of NAPA Auto, was seeking to upgrade employee learning experiences across their retail outlets, which include Midas and Good Year. Docebo was selected for the modern architecture of the solution, which includes mobile applications, multilingual capability and power-user functionality for different domains.

2 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Second Quarter 2022 Results

Selected Financial Measures

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	31,916	23,644	8,272	35.0%	61,044	43,419	17,625	40.6%
Professional Services	3,020	1,987	1,033	52.0%	5,947	3,954	1,993	50.4%
Total Revenue	34,936	25,631	9,305	36.3%	66,991	47,373	19,618	41.4%

Gross Profit Margin	27,957	20,479	7,478	36.5%	53,460	38,357	15,103	39.4%
Percentage of Total Revenue	80.0%	79.9%			79.8%	81.0%

Net Income (Loss)	2,103	(7,190)	9,293	(129.2)%	(4,856)	(12,834)	7,978	62.2%

Cash Used from (in) Operating Activities	1,092	(631)	1,723	(273.1)%	(880)	(2,814)	1,934	68.7%

Key Performance Indicators and Non-IFRS Measures

	As at June 30,
	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	138.2	93.4	44.8	48.0%
Average Contract Value (in thousands of US dollars)	44.5	37.6	6.9	18.4%
Customers	3,106	2,485	621	25.0%

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	(313)	(2,011)	1,698	(84.4)%	(1,601)	(4,484)	2,883	64.3%
Working Capital	175,364	187,162	(11,798)	(6.3)%	175,364	187,162	(11,798)	(6.3)%
Free Cash Flow	886	(831)	1,717	(206.6)%	(1,389)	(3,185)	1,796	56.4%

Conference Call

Management will host a conference call on Thursday, August 11, 2022 at 8:00 am ET to discuss these second quarter results. To access the conference call, please dial 416-764-8688 or 1-888-390-0546 or access the webcast at https://bit.ly/3uPlZzq. The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until August 18, 2022 and for 90 days on our website. To listen to the recording, please visit the webcast link or call 416-764-8677 or 1-888-390-0541 and enter passcode 510496.

Forward-looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 9, 2022 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and six months ended June 30, 2022 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive loss for the following periods:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars, except per share data)	2022	2021	2022	2021
	$	$	$	$
Revenue	34,936	25,631	66,991	47,373
Cost of revenue	6,979	5,152	13,531	9,016
Gross profit	27,957	20,479	53,460	38,357

Operating expenses
General and administrative	7,597	6,924	14,972	14,361
Sales and marketing	14,880	10,447	28,627	19,566
Research and development	6,110	5,234	12,296	9,377
Share-based compensation	1,530	539	2,624	917
Foreign exchange (gain) loss	(4,854)	3,189	(1,463)	5,140
Depreciation and amortization	587	489	1,167	963
	25,850	26,822	58,223	50,324
Operating income (loss)	2,107	(6,343)	(4,763)	(11,967)

Finance (income) expense, net	(333)	76	(352)	74
Other income	(22)	(22)	(43)	(43)
Income (loss) before income taxes	2,462	(6,397)	(4,368)	(11,998)

Income tax expense	359	793	488	836

Net income (loss) for the period	2,103	(7,190)	(4,856)	(12,834)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	5,155	(3,152)	1,943	(5,266)

Comprehensive loss	(3,052)	(4,038)	(6,799)	(7,568)

(Loss) income per share - basic	0.06	(0.22)	(0.15)	(0.39)
(Loss) income per share - diluted	0.06	(0.22)	(0.15)	(0.39)
Weighted average number of common shares outstanding - basic	33,022,813	32,811,687	33,015,045	32,796,468
Weighted average number of common shares outstanding - diluted	34,019,120	32,811,687	33,015,045	32,796,468

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	June 30, 2022	December 31, 2021	Change	Change
	$	$	$	%
Cash and cash equivalents	212,335	215,323	(2,988)	(1.4)%
Total assets	270,779	268,123	2,656	1.0%
Total liabilities	83,241	77,467	5,774	7.5%
Total long-term liabilities	6,902	8,294	(1,392)	(16.8)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Adjusted EBITDA”, “Average Contract Value”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.
•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at June 30 was as follows:

	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	138.2	93.4	44.8	48.0%
Average Contract Value (in thousands of US dollars)	44.5	37.6	6.9	18.4%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation and related payroll taxes, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	2,103	(7,190)	(4,856)	(12,834)
Finance income, net(1)	(333)	76	(352)	74
Depreciation and amortization(2)	587	489	1,167	963
Income tax expense	359	793	488	836
Share-based compensation(3)	1,530	539	2,745	917
Other income(4)	(22)	(22)	(43)	(43)
Foreign exchange (gain) loss(5)	(4,854)	3,189	(1,463)	5,140
Acquisition related compensation(6)	317	102	612	204
Transaction related expenses(7)	—	13	101	259
Adjusted EBITDA	(313)	(2,011)	(1,601)	(4,484)

Notes:

(1)Finance (income) expense, net, for the three and six months ended June 30, 2022 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities and the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Working Capital

Working Capital as at June 30, 2022 and 2021 was $175.4 million and $187.2 million, respectively. Working capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract acquisition costs, minus current liabilities, excluding borrowings and the current portion of contingent consideration and lease obligations.

The following table represents the Company’s working capital position as at June 30, 2022 and 2021:

	2022	2021
	$	$
Current assets	251,840	243,029
Deduct:
Current portion of net investment in finance lease	182	101
Current portion of contract acquisition costs	2,487	1,756
Current assets, net of net investment in finance lease and contract acquisition costs	249,171	241,172

Current liabilities	76,339	55,784
Deduct:
Current portion of contingent consideration	1,168	467
Current portion of lease obligations	1,364	1,305
Borrowings	—	2
Current liabilities, net of borrowings, contingent consideration and lease obligations	73,807	54,010
Working capital	175,364	187,162

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less additions to property and equipment and intangible assets. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$
Cash flow from (used in) operating activities	1,092	(631)	(880)	(2,814)
Additions to property and equipment	(206)	(200)	(509)	(371)
Free Cash Flow	886	(831)	(1,389)	(3,185)